

February 25, 2015

Via E-mail
Christopher Rohrbacher
Senior Vice President
Nuveen Investments, Inc.
333 West Wacker Drive
Chicago, IL 60606

> **Re:** **Nuveen Diversified Commodity Fund**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 3, 2015**
> **File No. 001-34879**
>
> **Nuveen Long/Short Commodity Total Return Fund**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 3, 2015**
> **File No. 001-35710**

Dear Mr. Rohrbacher:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: J. Craig Walker, Esq.
        K&L Gates LLP